Golden Matrix Group, Inc.

October 12, 2021

VIA EDGAR

Division of Corporate Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Attn: Liz Packebusch, Staff Attorney

Washington D.C. 20549

Phone: (202) 551-8749

Re:	Golden Matrix Group, Inc. Form S-3 Registration Statement File No. 333-260044

Acceleration Request

Request Date: Friday, October 15, 2021

Request Time: 9:30 a.m. Eastern Time (or as soon thereafter as practicable)

Dear Ms. Packebusch:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Golden Matrix Group, Inc. (the “Registrant”) hereby requests that the United States Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-captioned Registration Statement (the “Registration Statement”) to become effective on Friday, October 15, 2021, at 9:30 a.m., Eastern Time, or as soon thereafter as practicable.

The Registrant hereby authorizes David M. Loev and/or John S. Gillies of The Loev Law Firm, PC, to orally modify or withdraw this request for acceleration. Please contact Mr. Loev at (832) 930-6432, with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely, /s/ Anthony Brian Goodman Anthony Brian Goodman President and Chief Executive Officer